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SI

19010445

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/18 (MM/DD/YY) AND ENDING 01/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford (City) Illinois (State) 61107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates 1-815-332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 S. Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC
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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President and Chief Compliance Officer
Title

[signature]
Notary Public

JENNIFER CHARLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bates Securities, Inc.
Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bates Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Bates Securities, Inc. (the Company) as of January 31, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Net Capital Requirements

As described in Note 10 to the Company's financial statements, the Company's net capital was below its requirement at January 31, 2019.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
April 29, 2019

Bates Securities, Inc.

Statement of Financial Condition

As of January 31, 2019

Assets		
Cash and cash equivalents	$	153,770
Commissions receivable		64,818
Marketable securities, at fair value		30,853
Total current assets		249,441
Prepaid expenses		14,764
Due from affiliate		112,125
Miscellaneous assets		971
Total other assets		127,860
Total assets	**$**	**377,301**

Liabilities and Stockholder's Equity		
Liabilities:		
Commission payable	$	33,226
Accrued income tax payable		2,019
Due to affiliate		167,171
Total liabilities		**202,416**
Stockholder's Equity:		
Common stock, no par value, $10 per share, 360 shares issued and outstanding		3,600
Additional paid-in capital		18,100
Retained earnings		153,185
Total stockholder's equity		**174,885**
Total liabilities and stockholder's equity	**$**	**377,301**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Income

For the Year Ended January 31, 2019

Revenue:		
Commissions revenue	$	847,930
Dividend revenue		90
Change in unrealized loss on equity investment		(3,107)
Total revenue		**844,913**
Expenses:		
Employee compensation, benefits and taxes		357,179
Fees and reimbursements of expenses to affiliates		387,180
Professional fees		44,203
Insurance		26,338
Regulatory fees		10,662
Bank charges		9,400
Other expenses		8,005
Total expenses		**842,967**
Income before income taxes		**1,946**
Income tax expense		542
Net income	**$**	**1,404**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Changes In Stockholders' Equity

For the Year Ended January 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, January 31, 2018	$ 3,600	$ 18,100	$ 151,781	$ 173,481
Net income	-	-	1,404	1,404
Balance, January 31, 2019	**$ 3,600**	**$ 18,100**	**$ 153,185**	**$ 174,885**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Cash Flows

For the Year Ended January 31, 2019

Cash Flows from Operating Activities:		
Net income	$	1,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized loss on equity investment		3,107
Decrease (increase) in operating assets:		
Commissions receivable		68,051
Prepaid expenses		(14,764)
Due from affiliate		7,541
Miscellaneous assets		(1,127)
Increase (decrease) operating liabilities:		
Commissions payable		(64,503)
Accrued income tax payable		(976)
Due to affiliate		122,286
Net cash provided by operating activities		**121,019**
Net increase in cash		121,019
Cash and cash equivalents, beginning		32,751
Cash and cash equivalents, ending	$	153,770

See Notes to the Financial Statements

Note 1: Organization

Nature of Operations— Bates Securities, Inc. ("the Firm") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Firm is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On October 1, 2018, the Firm was acquired by QCR Holdings, Inc. ("the Company") and is a wholly owned subsidiary of the Company. Prior to this date, the Firm was owned by George E. Bates and the Carol E. Bates Charitable Remainder Unit Trust.

The Firm conducts retail brokerage activities and clears all customer and securities transactions through Hilltop Securities, Inc., or other qualified broker-dealers, which carry such accounts on a fully disclosed basis. Commission receivable consists of amounts due from Hilltop Securities, Inc. and other companies for whom the Firm has sold annuities or mutual funds. Accordingly, the Firm operates under the exemption provision of the SEC Rule 15c3-3(k) (2) (ii).

Note 2: Summary of Significant Accounting Policies

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation- The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents— Cash and cash equivalents include cash and investments in money market mutual funds. For purposes of the statement of cash flows, the Firm considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at January 31, 2019.

The Firm places its cash in accounts with two local financial institutions. At times, balances in these accounts may exceed FDIC insured limits.

Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by US GAAP. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Investment in Marketable Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities is stated at fair value. Unrealized holding gains and losses are reported in the Statement of Income on the line titled change in unrealized loss on equity investment. Dividends on marketable equity securities are recognized in income when declared.

Note 2: Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition— Commissions Revenue. The Firm buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Firm charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Firm had commission receivable balances of $132,869 and $64,818 as of January 31, 2018 and 2019, respectively.

12b-1 service fee commissions are paid overtime on shares held directly with funds and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. The Firm makes an estimate of these 12b-1 fees that are not settled monthly, based on known information at that time including the number of shares owned and net asset value of the respective funds.

Use of Estimates— Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 3: Recent Accounting Pronouncements

Revenue Recognition – In May 2014, the FASB issued Accounting Standard Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"), which supersedes previous revenue recognition guidance, including most industry-specific guidance.

ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those good or services, and also requires enhanced disclosures.
The Firm adopted this guidance effective as of February 1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard was recognized at the date of initial application. The Firm's previous methods of recognizing revenues were not significantly impacted by the new guidance, and there was no transition adjustment upon adoption.

Leases - In February 2016, the FASB issued ASU 2016-02, Leases. Under ASU 2016-02, lessees will be required to recognize a lease liability measured on a discounted basis and a right-of-use asset for all leases (with the exception of short-term leases). Lessor accounting is largely unchanged under ASU 2016-02. However, the definition of initial direct costs was updated to include only initial direct costs that are considered incremental. This change in definition will change the manner in which the Company recognizes the costs associated with originating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for all entities. The Firm does not currently have any leases that would be impacted by this pronouncement. The facility that the company operates from is leased by Rockford Bank and Trust and the corresponding right-of-use asset and lease liability are reported on Rockford Bank and Trust's balance sheet.

Note 3: Recent Accounting Pronouncements (continued)

Recognition and Measurement of Financial Assets and Financial Liabilities – In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 became effective for the Firm as of February 1, 2018. There was no material impact to the Firm's statement of financial condition or disclosures upon adoption as the Firm's financial instruments are already reflected at fair value.

Note 4: Commission Receivables and Payables From and To Brokers

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At January 31, 2019, there were commission receivables of $64,818 and there were $33,226 of accrued commission payables.

Note 5: Related Party Transactions

The Firm has a fee arrangement with an affiliated company. The arrangement provides for the affiliated company to pay a substantial portion of the Firm's operating expenses (e.g. administrative expenses, occupancy related costs) in exchange for a fee equal to 99.5 percent of revenue received after commissions and certain other expenses. This fee totaled $387,180 for the year ended January 31, 2019 and is included on the Statement of Income on the expense line titled fees and reimbursements of expenses to affiliates.

Additionally, the Firm has amounts due to and from affiliated companies as of January 31, 2019 related to the aforementioned fees and commission payments paid on behalf of the Firm by Rockford Bank and Trust, an affiliated company. Due from affiliates totaled $112,125, while due to affiliates totaled $167,171 as of January 31, 2019.

Note 6: Commitments and Contingencies

The Firm promptly transmits all customer funds and securities to clearing firms, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the clearing firms for losses that it may sustain from the customer accounts introduced by the Firm. At January 31, 2019, there were no customer balances maintained by the clearing firms subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Firm may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Firm establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Firm's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition of the Firm.

Note 7: Exemption Under Rule 15c3-3

The Firm is exemption from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm promptly transmits all customer funds and securities to Hilltop Securities, Inc. The Firm does not hold funds or securities for, or owe money or securities to customers.

Note 8: Income Tax Expense and Accounting For Uncertainty in Income Taxes

The Firm files federal and Illinois tax returns, as part of the owners' consolidated returns. The Firm's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

US GAAP requires the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income. There were none for the year ended January 31, 2019.

Note 9: Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2019, the Firm did not have any Level 2 or 3 inputs.

Note 9: Fair Value Measurements (continued)

As of January 31, 2019, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $30,853. These marketable equity securities have an original cost of $33,302 resulting in an accumulated unrealized loss of $2,449.

Note 10: Net Capital Requirements

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At January 31, 2019, net capital as defined by the rules, equaled ($22,421), which was $35,916 short of its required net capital of $13,494 and its aggregate indebtedness was $202,416. The Firm's ratio of aggregated indebtedness to net capital was (902.78%).

Note 11: Possession or Control Requirement Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

Note 12: Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended January 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 13: Clearing Agreement

The Firm is an introducing broker and clears all transactions for customer through a money market account with American Funds and Hilltop Securities. The Firm promptly transmits all customer funds and securities to such accounts. As of January 31, 2019, the Firm had no amounts or securities due to the account from unsettled trades.

Note 14: Subsequent Events

The Firm has evaluated subsequent events for potential recognition and/or disclosure through the date the Firm's statement of financial condition was issued.

Bates Securities, Inc.

Computation of Net Capital Requirements and Reconciliation of the Net Capital Computation

As of January 31, 2019

Computation of net capital:		
Total ownership equity from Statement of Financial Condition	$	174,885
Less: nonallowable assets from Statement of Financial Condition		(192,678)
Net capital before haircuts on securities positions		(17,793)
Less: haircuts on securities		(4,628)
Net capital	**$**	**(22,421)**
Aggregate indebtedness	$	202,416
Net capital required based on aggregate indebtedness (6-2/3%)		13,494
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Computation of basic net capital requirements:		
Net capital requirement		13,494
Excess net capital	**$**	**(35,916)**
Computation of aggregate indebtedness:		
(A) - 10% of total aggregate indebtedness		20,242
(B) - 120% of minimum net capital requirement		6,000
Net capital less the greater of (A) or (B)	**$**	**(42,663)**
Percentage of aggregate indebtedness to net capital		-902.78%
Net capital reconciliation pursuant to Rule 17A-5(D)(4):		
Net capital as filed on FOCUS report January 31, 2019	**$**	**131,780**
Adjustment to nonallowable assets		(150,657)
Adjustment to total ownership equity		(3,588)
Adjustment to haircuts on securities		44
Net capital as adjusted	**$**	**(22,421)**

Bates Securities, Inc.

Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

As of January 31, 2019

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm promptly transmits all customer funds and securities to Hilltop Securities, Inc. The Firm does not hold funds or securities for, or owe money or securities to customers.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Bates Securities, Inc.

We have reviewed management's statements, included in the accompanying Bates Securities, Inc.'s Exemption Report, in which (a) Bates Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Bates Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii), (the exemption provisions) and (b) Bates Securities, Inc. stated that Bates Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bates Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bates Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
April 29, 2019

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THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

BATES
Securities, Inc.

8437 Northern Avenue
Rockford, Illinois 61107
815-332-4020 or 800-223-2137
Fax: 815-332-4002
www.batessecurities.com

Bates Securities, Inc.'s Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Bates Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended January 31, 2019 without exception.

Bates Securities, Inc.

I, George E. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: George E Bates
President and Chief Compliance Officer

Date: 4-27-19

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